Exhibit 99.1

Atour Lifestyle Holdings Limited Reports First Quarter of 2024 Unaudited Financial Results

•	A total of 1,302 hotels, or 148,149 hotel rooms, in operation as of March 31, 2024.

•	Net revenues for the first quarter of 2024 increased by 89.7% year-over-year to RMB1,468 million (US$203 million), compared with RMB774 million for the same period of 2023.

•	Net income for the first quarter of 2024 increased by 1326.0% year-over-year to RMB258 million (US$36 million), compared with RMB18 million for the same period of 2023.

•	Adjusted net income (non-GAAP)[1] for the first quarter of 2024 increased by 63.4% year-over-year to RMB261 million (US$36 million), compared with RMB160 million for the same period of 2023.

•	EBITDA (non-GAAP)[2] for the first quarter of 2024 increased by 291.3% year-over-year to RMB351 million (US$49 million), compared with RMB90 million for the same period of 2023.

•	Adjusted EBITDA (non-GAAP)[3] for the first quarter of 2024 increased by 53.1% year-over-year to RMB354 million (US$49 million), compared with RMB231 million for the same period of 2023.

SHANGHAI, China, May 23, 2024 -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter of 2024 Operational Highlights

As of March 31, 2024, there were 1,302 hotels with a total of 148,149 hotel rooms in operation across Atour’s hotel network, representing a rapid increase of 34.5% and 31.6% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of March 31, 2024, there were 674 manachised hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB430 for the first quarter of 2024, compared with RMB443 for the same period of 2023 and RMB438 for the previous quarter.

The occupancy rate4 was 73.3% for the first quarter of 2024, compared with 72.5% for the same period of 2023 and 78.4% for the previous quarter.

The revenue per available room4 (“RevPAR”) was RMB328 for the first quarter of 2024, compared with RMB337 for the same period of 2023 and RMB358 for the previous quarter.

The GMV5 generated from our retail business was RMB495 million for the first quarter of 2024, representing an increase of 277.4% year-over-year.

“We delivered a solid performance in the first quarter of 2024,” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “We maintained our rapid pace in hotel openings to close the quarter with a total of 1,302 hotels in operation, a year-over-year increase of 34.5%. We also maintained a healthy RevPAR during the quarter. Furthermore, our retail business continued to thrive, with quarterly GMV soaring by 277.4% year-over-year to RMB495 million. We will remain dedicated to deepening our insights into customers’ needs and crafting distinctive products and services, thus elevating the ‘Chinese experience’ while creating a virtuous cycle and achieving greater synergies between the accommodation and retail businesses. Meanwhile, we have proudly published our 2023 Environmental, Social and Governance report in May. Looking ahead, we will holistically strengthen our commitment to ESG, augmenting our contributions to society and the industry’s sustainable development,” concluded Mr. Wang.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

4 Excludes hotel rooms that were previously requisitioned by the government for quarantine needs in response to the COVID-19 outbreak or otherwise became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

“ADR” refers to the average daily room rate, which means room revenue divided by the number of rooms in use for a given period;

“Occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms in our hotels during the same period.

5 “GMV” refers to gross merchandise value, which is the total value of confirmed orders placed and paid for by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, where the ordered products have been dispatched, regardless of whether they are delivered or returned, calculated based on the prices of the ordered products net of any discounts offered to our end customers.

First Quarter of 2024 Unaudited Financial Results

	Q1 2023	Q1 2024
(RMB in thousands)
Revenues:
Manachised hotels	446,798	836,111
Leased hotels	187,310	168,049
Retail	112,933	416,591
Others	26,895	47,542
Net revenues	773,936	1,468,293

Net revenues. Our net revenues for the first quarter of 2024 increased by 89.7% to RMB1,468 million (US$203 million) from RMB774 million for the same period of 2023, mainly driven by the growth in manachised hotel and retail businesses.

•	Manachised hotels. Revenues from our manachised hotels for the first quarter of 2024 increased by 87.1% to RMB836 million (US$116 million) from RMB447 million for the same period of 2023. This increase was primarily driven by the ongoing expansion of our hotel network and rapid growth of the supply chain business. The total number of our manachised hotels increased from 935 as of March 31, 2023, to 1,271 as of March 31, 2024.

•	Leased hotels. Revenues from our leased hotels for the first quarter of 2024 decreased by 10.3% to RMB168 million (US$23 million) from RMB187 million for the same period of 2023. This decrease was primarily due to the decrease in RevPAR, as well as the impact from the renovation of one leased hotel. RevPAR of our leased hotels was RMB455 for the first quarter of 2024, compared with RMB464 for the same period of 2023.

•	Retail. Revenues from retail for the first quarter of 2024 increased by 268.9% to RMB417 million (US$58 million) from RMB113 million for the same period of 2023. This increase was driven by widespread recognition of our retail brands and compelling product offerings, as well as improved product development and distribution capabilities.

•	Others. Revenues from others for the first quarter of 2024 increased by 76.8% to RMB48 million (US$7 million) from RMB27 million for the same period of 2023. This increase was driven by the fast-growing membership business.

	Q1 2023	Q1 2024
(RMB in thousands)
Operating costs and expenses:
Hotel operating costs	(381,632)	(662,169)
Retail costs	(61,517)	(206,103)
Other operating costs	(10,137)	(9,826)
Selling and marketing expenses	(56,009)	(174,711)
General and administrative expenses	(193,204)	(76,655)
Technology and development expenses	(16,790)	(24,181)
Total operating costs and expenses	(719,289)	(1,153,645)

Operating costs and expenses for the first quarter of 2024 were RMB1,154 million (US$160 million), including RMB3 million share-based compensation expenses, compared with RMB719 million, including RMB142 million share-based compensation expenses for the same period of 2023.

•	Hotel operating costs for the first quarter of 2024 were RMB662 million (US$92 million), compared with RMB382 million for the same period of 2023. The increase was mainly due to the increase in variable costs, such as supply chain costs, associated with the continued growth of our hotel business. Hotel operating costs accounted for 65.9% of manachised and leased hotels’ revenues for the first quarter of 2024, compared with 60.2% for the same period of 2023. The increase was attributable to a decreased RevPAR and an increased share of revenue generated by the lower-margin supply chain business.

•	Retail costs for the first quarter of 2024 were RMB206 million (US$29 million), compared with RMB62 million for the same period of 2023. The increase was associated with the rapid growth of our retail business. Retail costs accounted for 49.5% of retail revenues for the first quarter of 2024, compared with 54.5% for the same period of 2023. The decrease was attributable to an increasing contribution from higher-margin online sales.

•	Other operating costs for the first quarter of 2024 were RMB10 million (US$1.4 million), approximately flat compared to the same period of 2023.

•	Selling and marketing expenses for the first quarter of 2024 were RMB175 million (US$24 million), compared with RMB56 million for the same period of 2023. This increase was mainly due to the enhanced investment in brand recognition and effective online channel development along with the growth of retail business. Selling and marketing expenses accounted for 11.9% of net revenues for the first quarter of 2024, compared with 7.2% for the same period of 2023.

•	General and administrative expenses for the first quarter of 2024 were RMB77 million (US$11 million), including RMB3 million share-based compensation expenses, compared with RMB193 million, including RMB141 million share-based compensation expenses for the same period of 2023. Excluding the share-based compensation expenses, the increase was primarily due to the increase in labor costs. General and administrative expenses, excluding the share-based compensation expenses, accounted for 5.0% of net revenues for the first quarter of 2024, compared with 6.7% for the same period of 2023.

•	Technology and development expenses for the first quarter of 2024 were RMB24 million (US$3 million), compared with RMB17 million for the same period of 2023. The increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network and retail business as well as improve the customer experience. Technology and development expenses accounted for 1.6% of net revenues for the first quarter of 2024, compared with 2.2% for the same period of 2023.

Other operating income, net for the first quarter of 2024, was RMB10 million (US$1.4 million), compared with RMB7 million for the same period of 2023.

Income from operations for the first quarter of 2024 was RMB325 million (US$45 million), compared with RMB62 million for the same period of 2023.

Income tax expense for the first quarter of 2024 was RMB89 million (US$12 million), compared with RMB53 million for the same period of 2023.

Net income for the first quarter of 2024 was RMB258 million (US$36 million), representing an increase of 1326.0% year-over-year compared with RMB18 million for the same period of 2023.

Adjusted net income (non-GAAP) for the first quarter of 2024 was RMB261 million (US$36 million), representing an increase of 63.4% year-over-year compared with RMB160 million for the same period of 2023.

Basic and diluted income per share/American depositary share (ADS). For the first quarter of 2024, basic income per share was RMB0.62 (US$0.09), and diluted income per share was RMB0.62 (US$0.09). Basic income per ADS for the first quarter of 2024 was RMB1.87 (US$0.26), and diluted income per ADS was RMB1.85 (US$0.26).

EBITDA (non-GAAP) for the first quarter of 2024 was RMB351 million (US$49 million), representing an increase of 291.3% year-over-year compared with RMB90 million for the same period of 2023.

Adjusted EBITDA (non-GAAP) for the first quarter of 2024 was RMB354 million (US$49 million), representing an increase of 53.1% year-over-year compared with RMB231 million for the same period of 2023.

Cash flows. Operating cash inflow for the first quarter of 2024 was RMB143 million (US$20 million). Investing cash inflow for the first quarter of 2024 was RMB37 million (US$5 million). Financing cash inflow for the first quarter of 2024 was RMB20 million (US$3 million).

Cash and cash equivalents and restricted cash. As of March 31, 2024, the Company had a total balance of cash and cash equivalents and restricted cash of RMB3 billion (US$422 million).

Debt financing. As of March 31, 2024, the Company had total outstanding borrowings of RMB92 million (US$13 million), and the unutilized credit facility available to the Company was RMB420 million.

Conference Call

The Company will host a conference call at 7:00 AM U.S. Eastern time on Thursday, May 23, 2024 (or 7:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registration, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour First Quarter 2024 Earnings Conference Call
Pre-registration Link: https://register.vevent.com/register/BI99d7f8d3920a46dca89c706f4c0e575a

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income, which is defined as net income excluding share-based compensation expenses; EBITDA, which is defined as earnings before interest expense, interest income, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis, excluding share-based compensation expenses, which are not expected to result in cash payment. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations, as the excluded items have been and will be incurred, and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies, as these companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	March 31,
	2023	2024
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	2,840,807	3,048,408	422,200
Short-term investments	751,794	711,525	98,545
Accounts receivable	162,101	164,553	22,790
Prepayments and other current assets	251,900	270,544	37,470
Amounts due from related parties	115,900	135,085	18,709
Inventories	119,078	105,711	14,641
Total current assets	4,241,580	4,435,826	614,355
Non-current assets
Restricted cash	946	946	131
Contract costs	98,220	105,440	14,603
Property and equipment, net	266,120	280,378	38,832
Operating lease right-of-use assets	1,712,580	1,662,001	230,184
Intangible assets, net	4,247	4,240	587
Goodwill	17,446	17,446	2,416
Other assets	100,939	93,435	12,942
Deferred tax assets	144,947	160,832	22,275
Total non-current assets	2,345,445	2,324,718	321,970
Total assets	6,587,025	6,760,544	936,325

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	295,721	316,113	43,781
Accounts payable	594,545	443,512	61,426
Deferred revenue, current	406,066	381,768	52,874
Salary and welfare payable	189,823	132,487	18,349
Accrued expenses and other payables	684,391	759,669	105,213
Income taxes payable	136,201	169,241	23,440
Short-term borrowings	70,000	90,000	12,465
Amounts due to related parties	1,104	1,979	274
Total current liabilities	2,377,851	2,294,769	317,822
Non-current liabilities
Operating lease liabilities, non-current	1,583,178	1,524,968	211,206
Deferred revenue, non-current	369,455	400,041	55,405
Long-term borrowings, non-current portion	2,000	2,000	277
Other non-current liabilities	194,452	210,318	29,129
Total non-current liabilities	2,149,085	2,137,327	296,017
Total liabilities	4,526,936	4,432,096	613,839

1 Translations of balances in the consolidated financial statements from RMB into US$ for the first quarter of 2024 and as of March 31, 2024 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 7.2203, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2024.

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	March 31,
	2023	2024
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	244	244	34
Class B ordinary shares	56	56	8
Additional paid in capital	1,555,773	1,558,915	215,907
Retained earnings	507,226	764,384	105,866
Accumulated other comprehensive income	4,769	12,278	1,700
Total equity attributable to shareholders of the Company	2,068,068	2,335,877	323,515
Non-controlling interests	(7,979)	(7,429)	(1,029)
Total shareholders’ equity	2,068,089	2,328,448	322,486
Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	6,587,025	6,760,544	936,325

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2023	2024
	RMB	RMB	USD[1]
Revenues:
Manachised hotels	446,798	836,111	115,800
Leased hotels	187,310	168,049	23,275
Retail	112,933	416,591	57,697
Others	26,895	47,542	6,584
Net revenues	773,936	1,468,293	203,356
Operating costs and expenses:
Hotel operating costs	(381,632)	(662,169)	(91,709)
Retail costs	(61,517)	(206,103)	(28,545)
Other operating costs	(10,137)	(9,826)	(1,361)
Selling and marketing expenses	(56,009)	(174,711)	(24,197)
General and administrative expenses	(193,204)	(76,655)	(10,617)
Technology and development expenses	(16,790)	(24,181)	(3,349)
Total operating costs and expenses	(719,289)	(1,153,645)	(159,778)
Other operating income, net	7,230	10,009	1,386
Income from operations	61,877	324,657	44,964
Interest income	4,843	13,519	1,872
Gain from short-term investments	5,354	9,592	1,328
Interest expense	(1,927)	(673)	(93)
Other (expenses) income, net	551	(466)	(65)
Income before income tax	70,698	346,629	48,006
Income tax expense	(52,626)	(88,921)	(12,315)
Net income	18,072	257,708	35,691
Less: net income attributable to non-controlling interests	197	550	76
Net income attributable to the Company	17,875	257,158	35,615

Net income	18,072	257,708	35,691
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	(2,080)	7,509	1,040
Other comprehensive income (loss), net of income taxes	(2,080)	7,509	1,040
Total comprehensive income	15,992	265,217	36,731
Comprehensive income attributable to non-controlling interests	197	550	76
Comprehensive income attributable to the Company	15,795	264,667	36,655
Net income per ordinary share
—Basic	0.05	0.62	0.09
—Diluted	0.04	0.62	0.09
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	393,958,225	412,841,106	412,841,106
—Diluted	412,310,616	416,114,169	416,114,169

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2023	2024
	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from operating activities	361,657	143,236	19,838
Cash flows from investing activities:
Payment for purchases of property and equipment	(17,619)	(12,615)	(1,747)
Payment for purchases of intangible assets	—	(282)	(39)
Payment for purchases of short-term investments	(1,328,350)	(2,664,000)	(368,959)
Proceeds from maturities of short-term investments	1,332,460	2,713,861	375,865
Net cash generated from (used in) investing activities	(13,509)	36,964	5,120
Cash flows from financing activities:
Proceeds from borrowings	40,000	20,000	2,770
Repayment of borrowings	(980)	—	—
Net cash generated from financing activities	39,020	20,000	2,770
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,402)	7,401	1,025
Net increase in cash and cash equivalents and restricted cash	385,766	207,601	28,753
Cash and cash equivalents and restricted cash at the beginning of the period	1,590,107	2,841,753	393,578
Cash and cash equivalents and restricted cash at the end of the period	1,975,873	3,049,354	422,331

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2023	2024
	RMB	RMB	USD[1]
Net income (GAAP)	18,072	257,708	35,691
Share-based compensation expenses, net of tax effect of nil[2]	141,580	3,142	436
Adjusted net income (non-GAAP)	159,652	260,850	36,127

	Three Months Ended
	March 31,	March 31,
	2023	2024
	RMB	RMB	USD[1]
Net income (GAAP)	18,072	257,708	35,691
Interest income	(4,843)	(13,519)	(1,872)
Interest expense	1,927	673	93
Income tax expense	52,626	88,921	12,315
Depreciation and amortization	21,897	17,149	2,375
EBITDA (non-GAAP)	89,679	350,932	48,602
Share-based compensation expenses	141,580	3,142	436
Adjusted EBITDA (non-GAAP)	231,259	354,074	49,038

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q1 2024	Closed in Q1 2024	As of March 31, 2024	As of March 31, 2024
Manachised hotels	97	4	1,271	143,633
Leased hotels	-	1	31	4,516
Total	97	5	1,302	148,149

	As of March 31, 2024
		Properties
Brand	Positioning	Manachised	Leased	Rooms
A.T. House	Luxury	-	1	214
Atour S	Upscale	61	8	10,126
ZHOTEL	Upscale	1	-	52
Atour	Upper midscale	958	21	112,444
Atour X	Upper midscale	130	-	14,121
Atour Light	Midscale	121	1	11,192
Total		1,271	31	148,149

	All Hotels in Operation
	Three Months Ended March 31, 2023	Three Months Ended December 31,2023	Three Months Ended March 31, 2024
Occupancy rate[3] (in percentage)
Manachised hotels	72.1%	78.2%	73.1%
Leased hotels	80.4%	84.5%	79.3%
All hotels	72.5%	78.4%	73.3%

ADR[3] (in RMB)
Manachised hotels	437.2	432.8	426.0
Leased hotels	544.8	557.9	541.6
All hotels	442.9	437.7	430.0

RevPAR[3] (in RMB)
Manachised hotels	330.5	353.1	323.7
Leased hotels	463.7	495.3	455.2
All hotels	336.8	358.2	327.9

	Hotels in Operation for More Than 18 Months in Q1 2024[4]
	Number of hotels		Same-hotel Occupancy[3] (in percentage)		Same-hotel ADR[3] (in RMB)		Same-hotel RevPAR[3] (in RMB)
	Q1 2023	Q1 2024	Q1 2023	Q1 2024	Q1 2023	Q1 2024	Q1 2023	Q1 2024
Manachised hotels	813	813	73.1%	74.7%	438.4	431.5	335.8	335.3
Leased hotels	30	30	80.3%	79.3%	543.2	541.6	463.1	455.2
All hotels	843	843	73.4%	74.9%	443.8	436.9	341.8	340.8

3 Excludes hotel rooms that were previously requisitioned by the government for quarantine needs in response to the COVID-19 outbreak or otherwise became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

4 For any given quarter, we define “same-hotel” to be a hotel that has operated for a minimum of 18 calendar months as of the 15th day (inclusive) of any month within that quarter. The OCC, ADR and RevPAR presented above represent such metrics generated by “same hotels” in the first quarter of 2024, compared to the corresponding metrics generated by these “same hotels” during the same period in 2023.